

November 9, 2011

Via E-mail
Kevin D. Struzeski
Chief Financial Officer
Carbon Natural Gas Company
1700 Broadway, Suite 2020
Denver, Colorado 80290

> **Re:** **Carbon Natural Gas Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 12, 2011**
> **File No. 333-176287**

Dear Mr. Struzeski:

We have reviewed your amended registration statement and letter dated October 12, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Description of the Business, page 26

Reserves, page 34

1. In comment six of our September 30, 2011 letter, we asked that you comply with Item 1203(c) of Regulation S-K which requires that you discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. Please amend your document to disclose the capital you expended to convert PUD reserves to developed status in 2010.

<u>Preparation of Reserve Estimates, page 35</u>

2.   In our prior comment 11, we asked that you provide us with API numbers and estimated ultimate recovery figures for producing wells in support (as analogies) of the largest PUD reserves in West Virginia and Illinois. We could not discern any of the 14 analogy wells on the map titled "Carbon Fuels Master PUD Map" that you furnished. Please submit to us a map with these analogies identified as well as the engineering exhibits - rate/time plots, volumetric calculations, analogy well performance - that you used to determine the EURs for these analogies. Ensure that the map has a scale and legible API numbers. Include decline parameters – initial decline and rate, terminal decline, hyperbolic exponent, economic limit rate, economic life – for estimates using type curves. You may contact us for guidance in this or other matters. In this regard, once we consider your response to this comment, we may have further comment upon your response to prior comment 10.

<u>Notes to Consolidated Financial Statements, page F-8</u>

<u>Standardized Measure of Discounted Future Net Cash Flows, page F-27</u>

3.   In part, your response to our prior comment 20 indicates that you include production taxes as a (presumably negative) component of future net cash inflows for the standardized measure. Please amend your document to include production and ad valorem taxes in the production cost line item of the standardized measure presentation. Refer to FASB ASC subparagraph 932-235-50-31(b) and Rule 4-10(a)(20)D and E of Regulation S-X.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Theresa M. Mehringer
        Burns Figa & Will P.C.